VOTING AGREEMENT

THIS AGREEMENT is made as of the 21st day of November, 2008.

BETWEEN:

1875 FINANCE SA (the “Shareholder”)

-and-

HUDBAY MINERALS INC., a corporation existing under the laws of Canada (“HudBay”)

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the Shareholder Shares;

AND WHEREAS the Shareholder understands that HudBay and Lundin Mining Corporation (“Lundin”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement providing for the Arrangement;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote his, her or its Shareholder Shares or cause the same to be voted in favour of the Arrangement Resolution, and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that HudBay would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Shareholder;

AND WHEREAS the foregoing recitals are made by the Shareholder only with respect to himself, herself or itself and his, her or its Shareholder Shares and, for greater certainty, are not made in relation to any other securityholder of Lundin or any other securities in the capital of Lundin;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement:

“Arrangement Agreement” means the arrangement agreement dated the date hereof between HudBay and Lundin, a true copy of which is attached hereto as Schedule A, as it may be amended from time to time in accordance with its terms;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Representative” shall have the meaning ascribed to such term in Section 3.1(a);

“SDRs” mean the Swedish Depositary representing Shares;

“SDR Depositary” means E Ohman J:or Fondkommission AB;

“Shareholder Shares” means the securities in the capital of Lundin set forth in Schedule B;

“Shares” means common shares in the capital of Lundin; and

“Stock Option Plan” means the stock option plan of Lundin dated as of September 20, 2006;

1.2

Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3

Schedules

Schedule A and Schedule B constitute an integral part of this Agreement.

ARTICLE 2
COVENANTS OF HERCULES

2.1

Obligations under Arrangement Agreement

HudBay hereby covenants and irrevocably agrees in favour of the Shareholder that HudBay will not amend or waive any provision under the Arrangement Agreement to decrease the consideration per Share received by the Shareholder under the Arrangement, without the prior written consent of the Shareholder; provided that, for greater certainty, HudBay may, without such consent, amend the terms of the Arrangement to increase the consideration (or the value of the consideration) under the Arrangement.

ARTICLE 3
COVENANTS OF THE SHAREHOLDER

3.1

General

The Shareholder hereby covenants and irrevocably agrees in favour of HudBay that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, the Shareholder will:

(a)

not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or, if applicable, any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)

immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c)

subject to Section 3.3, not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(d)

not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e)

not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Lundin or its shareholders or affiliates or any other person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(f)

irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(g)

in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Lundin, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares; and

(h)

subject to Section 3.3, take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by such Shareholder with good title thereto, free and clear of any and all Liens, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shareholder Shares.

3.2

Voting of the Shareholder Shares in Favour of the Arrangement Resolution

The Shareholder hereby agrees with HudBay that it will, on or before the fifth Business Day prior to the Lundin Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares or in respect of any Shareholder Shares represented by SDRs direct the SDR Depositary to duly complete and cause forms of proxy and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw or permit the forms of proxy to be withdrawn except as expressly otherwise provided in this Agreement.

3.3

Reorganization of the Shareholder

The Shareholder shall have the right, directly or indirectly, to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Shareholder may reasonably determine including, without limitation, transferring some or all of the Shareholder Shares to one or more of its partners or any other person and winding up or otherwise ceasing to exist; provided, however, that no such reorganization will be undertaken unless each person who receives any Shareholder Shares currently owned by the Shareholder enters into a counterpart of this Agreement in relation to such shares and agrees to be bound hereby in place of the Shareholder in relation to such shares to the same extent as the Shareholder is bound hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of the Shareholder

The Shareholder, hereby represents and warrants to HudBay as follows, and acknowledges that HudBay is relying upon such representations and warranties in entering into this Agreement

(a)

Incorporation; Authorization. If the Shareholder is a corporation or other legal entity, the Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement enforceable by HudBay against the Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)

Ownership of Shares and Other Securities. The Shareholder is, and, subject to Section 3.3, will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good title thereto, free and clear of any and all Liens.  The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)

No Agreements.  No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the  Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(d)

Voting. Other than pursuant to this Agreement, none of the Shareholder Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(e)

Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement, or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, any required filings under applicable securities legislation.

(f)

Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against the Shareholder that would adversely affect the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares.

4.2

Representations and Warranties of HudBay

HudBay hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement

(a)

it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by HudBay and the consummation by HudBay of the transactions contemplated hereunder have been duly authorized by the board of directors of HudBay and no other internal proceedings on the part of HudBay are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding agreement enforceable by the Shareholder against HudBay in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.  HudBay is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement;

(c)

no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by HudBay in connection with the execution and delivery of this Agreement by HudBay, except as provided in the Arrangement Agreement; and

(d)

the HudBay Shares to be issued in connection with the Arrangement will be validly issued as fully paid and non-assessable and listed for trading on the Exchange.

ARTICLE 5
TERMINATION

5.1

Termination by HudBay

HudBay may, in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)

any of the representations and warranties of the Shareholder under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b)

the Shareholder has not complied in all material respects with any of his, her or its covenants to HudBay contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which HudBay may have as a result of any default by the Shareholder prior to such termination.

5.2

Termination by Shareholder

The Shareholder may, in its sole discretion, terminate this Agreement by written notice to HudBay if:

(a)

any of the representations and warranties of HudBay under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b)

HudBay has not complied in all material respects with any its covenants to the Shareholder contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which the Shareholder may have as a result of any default by HudBay prior to such termination.

5.3

Automatic Termination

Unless extended by mutual agreement of the Shareholder and Hercules, this Agreement shall automatically terminate on the first to occur of: (i) the Outside Date; (ii) the Effective Date; and (iii) the date that the Arrangement Agreement is terminated in accordance with its terms.

5.4

Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of HudBay and the Shareholder.

5.5

Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 6
GENERAL

6.1

Director, Officer or Employee

HudBay acknowledges and agrees that the Shareholder is bound hereunder solely in his, her or its capacity as a shareholder of Lundin and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder in his, her or its capacity as a director, officer or employee of Lundin, as applicable. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his fiduciary duties as a director or officer of Lundin.

6.2

Further Assurances

The Shareholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as HudBay may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.3

Survival of Representations and Warranties

No investigations made by or on behalf of HudBay or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise  affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by HudBay herein or pursuant hereto.

The representations and warranties set forth in this Agreement shall not survive the termination of this Agreement pursuant to Section 5.3 or 5.4.

6.4

Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed.  Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations.  The Parties acknowledge that the terms of this Agreement will be publicly disclosed.

6.5

Assignment

This Agreement shall not be assignable by either party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.6

Time

Time shall be of the essence of this Agreement.

6.7

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8

Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9

Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10

Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)

HudBay, addressed as follows:

HudBay Minerals Inc.
Dundee Place
1 Adelaide Street East, #2501
Toronto, Ontario M5C 2V9

Attention:	Allen J. Palmiere
Facsimile:	(416) 362-9688
Email:	allen.palmiere@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 – 40 King Street West
Toronto, Ontario  M5H 3C2

Attention:	Paul M. Stein
Facsimile:	(416) 350-6949
Email:	pstein@casselsbrock.com

(b)

the Shareholder, addressed as follows:

_____________________________________

_____________________________________

_____________________________________

_____________________________________

Attention:

_____________________________________

Facsimile.:

_____________________________________

Email:

_____________________________________

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.  The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11

Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12

Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.13

Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

[Remainder of page intentionally left blank.  Signature pages follow.]

- S1 -

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

1875 FINANCE SA

By:	/s/ Paul Kohler
Name: Paul Kohler
Title: Partner

By:	/s/ Jacques-Antoine Ormond
Name: Jacques-Antoine Ormond
Title: Partner

HUDBAY MINERALS INC.

By:	/s/ Allen J. Palmiere
Name: Allen J. Palmiere
Title: Chief Executive Officer

By:	/s/ H. Maura Lendon
Name: H. Maura Lendon
Title: Vice President and General Counsel

VOTING AGREEMENT

SCHEDULE A

Arrangement Agreement

SCHEDULE B

Shareholder Shares

1875 Finance SA	18,500,000 Common Shares